

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Brian Curci
Deputy General Counsel and Corporate Secretary
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

  Re: NRG Energy, Inc.
    Registration Statement on Form S-1
    Filed October 18, 2013
    Response dated November 27, 2013
    File No. 333-191797

Dear Mr. Curci:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please note that this letter is an addendum to our letter dated December 11, 2013.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 13, 2013. However, we remain concerned that this offering commenced privately because it appears that EME became irrevocably bound to acquire the securities covered by the registration statement prior to its filing subject only to conditions outside EME's control. Accordingly, it appears that the registration statement should instead cover the resale of the securities issued to EME. Please revise accordingly or help us to understand why you believe that this transaction is properly registered as a primary offering. In doing so, please provide your analysis as to when EME became irrevocably bound to purchase the securities offered by NRG. Please refer to Securities Act Sections Compliance and Disclosure Questions 139.09 and 139.11, by analogy.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Katayun I. Jaffari